December 6, 2016

Justin Dobbie

Legal Branch Chief

Office of Transportation and Leisure

Sonia Bednarowski

United States

Securities and Exchange Commission

Washington, D.C. 20549

Re:

Markham Woods Press Publishing Co., Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed November 10, 2016

File No. 333-206079

Dear Mr. Dobbie,

Below are the Company’s responses to your comment letter dated November 17, 2016:

Executive Compensation, page 21

1. We note your response to our prior comment 3 and reissue. Please revise to disclose the compensation paid to your sole officer and director in the tabular format specified in Item 402(n) of Regulation S-K. The table should include the grant date fair value of the 30,000,000 shares of common stock issued to your sole officer and director for services rendered as required by Item 402(n)(2)(v) of Regulation S-K and a footnote to the table disclosing all assumptions made in the valuation. Refer to Instruction 1 to Item 402(n)(2)(v) of Regulation S-K.

Table added.

General

2. Please update your financial statements in accordance with the guidance set forth in Rule 8-08 of Regulation S-X.

Updated through September 30, 2016.

Very truly yours,

/s/ Donna Rayburn

Donna Rayburn

President

Markham Woods Press Publishing Co., Inc.